Exhibit 99.1

Dominion Diamond Corporation Announces Appointment of Chief Financial Officer

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--September 8, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce today the appointment, effective as of September 10, 2016, of Mr. Matthew Quinlan as Chief Financial Officer, reporting to the Chief Executive Officer. Mr. Quinlan joins the Company with over 15 years of experience in corporate finance, investment banking and financial accounting, including extensive experience in providing financing and strategic advice to companies in the global mining industry.

Most recently Mr. Quinlan was Managing Director and Co-Head of global mining investment banking at CIBC World Markets. Prior to joining CIBC World Markets, Mr. Quinlan held progressively senior roles at TD Securities and PricewaterhouseCoopers.

Mr. Quinlan is a Chartered Professional Accountant and holds a Chartered Financial Analyst designation. Mr. Quinlan obtained a Bachelor of Science degree in Mechanical Engineering and Business Finance from University College London and the London School of Economics and Political Science.

Commenting on the appointment, Mr. Brendan Bell, Chief Executive Officer said, “We are very happy to announce Matt’s appointment as CFO. His extensive experience in strategy and corporate finance within the mining industry will be a strong addition to Dominion and is an excellent complement to the skill set of our dynamic senior management team.”

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca